Exhibit 21.1

Subsidiaries of Inari Medical, Inc.

Subsidiary Name	Jurisdiction of Formation
Inari Medical International, Inc.	Delaware
Inari Medical Europe GmbH	Switzerland
Inari Medical Asia PTE. LTD.	Singapore
Inari Medical Canada, Inc.	Canada
Inari Medical Latin America, Inc.	Delaware
Inari Medical Australia Pty. Ltd.	Australia
Inari Medical Distribuicao de Dispositivos Medicos Ltda.	Brazil
Inari Medical UK Limited	United Kingdon
Inari Medical EU Limited	Ireland